WESCAST ANNOUNCES FOUNDRY
OPTIMIZATION PLAN

Brantford, Ontario, February 23, 2005 Wescast Industries Inc. (“Wescast” — TSX: WCS.SV.A; NASDAQ: WCST) announced today that its Board of Directors has approved a foundry optimization plan for its North American operations which will significantly lower operating costs and increase foundry utilization.

As a result, Wescast will close its Brantford, Ontario foundry operation and transfer that plant’s production to other Wescast manufacturing facilities over the next eight months.

The Brantford plant currently employs approximately 340 people, including hourly and salaried staff, who manufacture cast iron exhaust manifolds for North American automotive customers. Company officials met with plant employees and union leadership earlier in the month to discuss the possibility of the closure, which was announced pending final board approval.

“This has been a very difficult decision for Wescast and we deeply regret the effect it will have on our employees, their families and the Brantford community,” said Ed Frackowiak, Chairman and Chief Executive Officer. “After an extensive review of our Ontario manufacturing capabilities, and considering the impact of long-term structural changes in the global automotive marketplace, we have determined that this was the most effective course of action to better align our available capacity with the market and make our overall cost structure more competitive.”

The Brantford plant is expected to be closed before the end of the year and is estimated to reduce fixed costs in 2006 by approximately $25 million.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Europe and Japan. The Company operates eight production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are “forward-looking”, including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as “believe,” “anticipate,” “project,” “expect,” “intend” or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast’s publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

For further information please contact:
Mr.    Ed Frackowiak
Chairman & Chief Executive Officer
Wescast Industries Inc.
(519) 750-0000